UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of MARCH, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  March 22, 2006                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                HALO OPTIONS CLAIMS FROM HUDBAY IN SHERRIDON AREA

VANCOUVER, BC, MARCH 22, 2006 - MR. MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V: HLO, TSX.V: HLO.WT.A, TSX.V: HLO.WT.B, OTC.BB:HLOSF, FSE:HLR) is pleased to announce that it has recently entered into three option agreements with HUDSON BAY EXPLORATION AND DEVELOPMENT COMPANY LIMITED (HBED). These agreements grant Halo the right to acquire a 100% interest in HBED's mining claims and a mineral lease in the Sherridon area which include the Jungle and Park copper-zinc deposits. Under a separate agreement HBED has also agreed to provide Halo with access to its historical exploration database within the Sherridon VMS Property.

Halo's Sherridon VMS Property now comprises a LAND PACKAGE OF 16,000 HA in the Sherridon volcanic massive sulphide (VMS) district. The package includes EIGHT COPPER-ZINC TYPE DEPOSITS and is considered highly prospective for new VMS discoveries. The property is located 70 km northeast of HudBay's Flin Flon mining and metallurgical complex in Manitoba. Because of good road and railroad access the property can be drilled year round.

The detailed exploration data provided by HBED on the Park deposits will assist Halo greatly to define the lithostratigraphic and structural position of the mineralized horizons on the north rim of the Sherridon dome. HBED's most recent drill-hole in this area cut semi-massive sulphides grading 0.74% CU AND 2.0% ZN OVER 18 M and intersected an anthophyllite alteration zone in the structural hangingwall. Mineralized beds strike east, dip 45(degree) north and plunge northeast. Mineralization is hosted in felsic gneiss. Similarly, HBED's data on the Jungle Lake VMS deposit, 6 km east of the Park deposit, will provide a firm lithostratigraphic/structural framework for the future exploration of Sherrridon dome northrim.

Halo's management believes that HBED's SPECTREM deep-penetration fixed-wing airborne electromagnetic coverage (AEM) of the Sherridon VMS property area, as a part of the data package, represents a major strategic exploration asset. When combined with Halo's planned high resolution helicopter-borne AEM survey, a very strong regional geophysical database will result.

Halo is pleased to be working in cooperation with HBED, a major and innovative mining company with a proven discovery record and HudBay's means to develop and bring new deposits into production. Halo is confident that the Sherridon VMS project in this relatively under-explored portion of the Flin Flon Greenstone Belt will result in exploration successes beneficial to both parties.

Halo has the right to acquire a 100% interest through a series of cash and share payments and escalating work commitments over the three to five year terms of the agreements. The terms include a cash payment of $30,000 upon signing, additional payments of $70,000 in cash/shares and exploration expenditures of $30,000 by the first anniversary of the agreements. The option agreements provide HBED with back in rights of 51% and provisions for a retained 2% Net Smelter Return Royalty if the options are exercised.

Background information on Halo's Sherridon VMS Property and its known mineral deposits is available on the Company's website WWW.HALORES.COM. Further information is contained in HudBay Minerals Inc News Release of March 20, 2006 which can be found at WWW.HUDBAYMINERALS.COM

QUALIFIED PERSON

Eckart Buhlmann, a principal of Buhlmann & Associates Inc. and a "qualified person" as defined in NI 43-101, has reviewed this news release and has verified the technical information provided herein.


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HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Bachelor Lake, which is a gold exploration project, Quarter Moon which is a grass roots gold project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

Marc Cernovitch, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Halo does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.


For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Inc.   Tel: 604-484-0068
Fax: 604-484-0069   Toll Free: 1-866-841-0068
mcernovitch@halores.com

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